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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. __)*


                          CELTRIX PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    151186103
         ---------------------------------------------------------------
                                 (CUSIP NUMBER)

                        ELAN INTERNATIONAL SERVICES, LTD.
                            C/O BROCK SILVERSTEIN LLC
        800 THIRD AVENUE, 21ST FLOOR, NEW YORK, N.Y. 10022 (212) 371-2000
--------------------------------------------------------------------------------
                         ATTENTION: DAVID ROBBINS, ESQ.
                         ------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                 APRIL 21, 1999
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO. 151186103                                           PAGE 2 OF 7 PAGES
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Elan International Services, Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
     (SEE INSTRUCTIONS)                                              (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
-------------------------------------------------------------------------------
            7    SOLE VOTING POWER
 NUMBER OF          5,501,771 shares (assumes conversion of 8,010 shares of
  SHARES            Series A Preferred Stock into 3,993,020 shares of Common
BENEFICIALLY        Stock as of July 26, 1999)
 OWNED BY   -------------------------------------------------------------------
  EACH      8    SHARED VOTING POWER
REPORTING            - 0 -
  PERSON    -------------------------------------------------------------------
   WITH     9    SOLE DISPOSITIVE POWER
                    5,501,771 shares
-------------------------------------------------------------------------------
           10    SHARED DISPOSITIVE POWER
                    - 0 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,501,771 shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.0% (based on 30,562,824 shares of the Issuer outstanding as of June 1, 1999, as reported on the Issuer's Annual Report on Form 10-K for the year ended March 31, 1999; assumes conversion of 8,010 shares of Series A Preferred Stock but not of any other common stock equivalents)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------


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ITEM 1.   SECURITY AND ISSUER.

          Common Stock, par value $.01 per share (the "Common Stock")

          Celtrix Pharmaceuticals, Inc.
          2033 Gateway Place, Suite 600
          San Jose, CA 95110

ITEM 2.   IDENTITY AND BACKGROUND.

          This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On April 21, 1999, pursuant to the terms of a letter agreement dated March 31, 1999, by and among Elan and EIS on the one hand, and Celtrix Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), on the other hand, EIS acquired (a) 1,508,751 shares (the "Initial Shares") of Common Stock of the Issuer, and (b) 8,010 shares of Series A Convertible Preferred Stock (the "Series A Preferred," and together with the Initial Shares, the "Securities") of the Issuer for aggregate consideration of $10,510,000. The Series A Preferred pays for 36 months dividends of 5% of its issue price through the issuance of additional shares of Series A Preferred. Additionally, EIS has the right to acquire up to 4,800 shares of the Series B Convertible Preferred Stock (the "Series B Preferred") of the Issuer. The consideration for the Securities was provided by EIS's general corporate funds. As of July 26, 1999, (i) the Series A Preferred, together with dividends thereon, was convertible into 3,993,020 shares of Common Stock and (ii) no shares of the Series B Preferred have been issued to EIS..

ITEM 4.   PURPOSE OF TRANSACTION.

          EIS acquired the Securities for investment purposes.

          Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

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          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Market System.

          (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) 5,501,771 shares of Common Stock, representing 18.0% (based upon 26,569,804 shares of the Issuer outstanding as of June 1, 1999, as reported in the Issuer's Annual Report on Form 10-K for the year ended March 31, 1999 and 3,993,020 shares of Common Stock reserved for issuance on conversion of the Series A Preferred).

          (b)  sole power to vote: 5,501,771shares
               shared power to vote: -0-
               sole power to dispose: 5,501,771 shares
               shared power to dispose: -0-

          (c) None.

          (d) None.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          1.   Securities Purchase Agreement, dated April 21, 1999



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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: August 30, 1999



                                   Elan International Services, Ltd.



                                   By: /s/ Kevin Insley
                                      --------------------------------
                                      Kevin Insley
                                      President



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                                 EXHIBIT INDEX


1.  Securities Purchase Agreement, dated April 21, 1999










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